UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act OF 1934

Date of Report (Date of Earliest Event Reported): July 17, 2014

RICHFIELD OIL & GAS COMPANY

(Exact name of registrant as specified in its charter)

Nevada	000-54576	35-2407100
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

175 South Main Str, Suite 900, SLC, UT	84111
(Address of principal executive offices)	(Zip Code)

801 519 8500
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On July 17, 2014, (i) Richfield Oil & Gas Company (“we” or “Richfield”), Stratex Oil & Gas Holdings Inc. (“Stratex”) and Richfield Acquisition Corp., a wholly-owned subsidiary of Stratex (“Merger Sub”), entered into Amendment No. 1 (the “Amendment”) to that certain Agreement and Plan of Merger dated as of May 6, 2014 (the “Merger Agreement”) and (ii) Stratex, Richfield and certain of Richfield’s subsidiaries amended and restated that certain Note and Security Agreement dated as of May 6, 2014 (the “Note and Security Agreement” and, as so amended, the “Amended and Restated Note and Security Agreement”). Copies of both the Merger Agreement and the Note and Security Agreement were attached as Exhibits to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 7, 2014. Unless otherwise indicated, capitalized terms not defined herein shall have the meaning ascribed to them in the Merger Agreement and the Note and Security Agreement.

Pursuant to the Amendment, certain conditions to the obligations of the parties to consummate the Merger were amended as follows: (i) the condition that Stratex have no less than $5,000,000 in cash on hand at the time of the Merger was reduced to no less than $2,000,000 in cash on hand; (ii) the condition that not more than 5% of Richfield’s stockholders shall have taken the steps required by the Appraisal Provisions of the NRS to obtain payment for the value of their shares in connection with the Merger was increased to not more than 10% and (iii) the condition that Richfield’s liabilities (excluding certain permitted exceptions) not exceed $6,500,000 was increased to $6,650,000. In addition, the right of each party to terminate the Merger Agreement if the Merger has not been consummated by the “end date” of September 30, 2014 was extended to November 30, 2014 (and until January 30, 2015 if all closing conditions (other than receipt of Richfield’s shareholder approval or the failure of the Form S-4 registration statement to be declared effective) have been satisfied by November 30, 2014).

Pursuant to the Amended and Restated Note and Security Agreement, the amount which Stratex has agreed to advance to Richfield and its subsidiaries, has been increased by $1,000,000 to a total of $4,000,000. Of the additional $1,000,000, $200,000 may be used by Richfield for general corporate purposes and $800,000 is to be used solely in connection with the Kansas Work Program. As of the date of the Amended and Restated Note and Security Agreement, approximately $717,000 had been advanced by Stratex to Richfield to develop Richfield’s Kansas properties and $1,000,000 had been advanced for general corporate purposes. The determination to advance additional funds prior to the Merger in order to further develop Richfield’s Kansas properties was made by Stratex’ management as a direct result of the early production success in Kansas since signing the Merger Agreement.

The foregoing descriptions of the Amendment and the amendments to the Note and Security Agreement reflected in the Amended and Restated Note and Security Agreement do not purport to be complete, and are qualified in their entirety by reference to the full text of the Amendment and the Amended and Restated Note and Security Agreement, which are filed herewith as Exhibit 2.1 and 10.1, respectively, and are incorporated herein by reference.

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Important Additional Information about the Proposed Merger

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Stratex and Richfield. Stratex and Richfield will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Stratex registration statement on Form S-4 that will include a proxy statement of Richfield that also constitutes a prospectus of Stratex, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Richfield.  STOCKHOLDERS OF RICHFIELD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT RICHFIELD STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE PROPOSED MERGER AND RELATED TRANSACTIONS.  Stockholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Stratex or Richfield through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Richfield will be available free of charge on Richfield’s website at www.richfieldoilandgas.com.

Richfield, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Richfield is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on April 14, 2014, its Current Reports on Form 8-K filed with the SEC on May 7, 2014, and this Current Report on Form 8-K. These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between Stratex and Richfield, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Stratex’ and Richfield’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Richfield’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Stratex’ ability to promptly, efficiently and effectively integrate Richfield’s operations into those of Stratex; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Stratex’ and Richfield’s respective filings with the SEC, including their most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Stratex and Richfield assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

EXHIBIT NUMBER	DESCRIPTION
2.1 10.1	Amendment No. 1 to Agreement and Plan of Merger Amended and Restated Note and Security Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RICHFIELD OIL & GAS COMPANY

Date: July 23, 2014	By:	/s/ Douglas C. Hewitt Sr.
Name: Douglas C. Hewitt Sr.
Title: Chief Executive Officer

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